Exhibit 99.1

Independent Auditor’s Report

The Board of Directors and Shareholders

Xurui Guangdian Co., Ltd.:

We have audited the balance sheet of Xurui Guangdian Co., Ltd. as of August 31, 2012, and the related statements of operations, equity and comprehensive income (loss), and cash flows for the year then ended. These financial statements are the responsibility of Xurui Guangdian Co., Ltd.’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Boards (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Xurui Guangdian Co., Ltd. is not required to conduct, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Xurui Guangdian Co., Ltd.’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Xurui Guangdian Co., Ltd. as of August 31, 2012, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The financial statements have been prepared assuming that Xurui Guangdian Co., Ltd. will continue as a going concern. As discussed in Note 1 to the financial statements, Xurui Guangdian Co., Ltd. incurred a net loss of RMB 250.9 million during the year ended August 31, 2012 and, as of that date, Xurui Guangdian Co., Ltd.’s accumulated deficit was RMB 248.1 million. As further discussed in Note 13 to the financial statements, Xurui Guangdian Co., Ltd. defaulted on certain bank loans in October 2012. These conditions along with other matters as set forth in Note 13 raise substantial doubt about Xurui Guangdian Co., Ltd.’s ability to continue as a going concern. Management’s plans in regard to these matters are described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ ShineWing

ShineWing CPAs Shanghai Branch

Shanghai, People’s Republic of China

November 20, 2012

Xurui Guangdian Co., Ltd.

Balance Sheets

As of August 31, 2012 and 2011

Currency: RMB

	August 31, 2012	(Unaudited) August 31, 2011
ASSETS
CURRENT ASSETS:
Cash	79,625,086	58,648,910
Accounts receivable, net	725,229	447,985
Accounts receivable from related parties	413,422	606,589
Inventories, net	18,322,731	36,531,343
Prepaid expenses and other current assets	57,876,838	57,214,846
Total current assets	156,963,306	153,449,673
Property, plant and equipment, net	266,735,023	398,456,512
Intangible assets, net	3,431,730	4,361,817
TOTAL ASSETS	427,130,059	556,268,002
LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Short-term bank loans	50,000,000	18,248,517
Accounts payable	37,096,515	45,822,510
Accounts payable to related parties	9,692,077	5,056,998
Accrued expenses and other current liabilities	6,481,173	4,045,816
Deferred income, current portion	20,805,311	14,668,182
Total current liabilities	124,075,076	87,842,023
Long-term bank loans, excluding current installments	135,000,000	78,000,000
Deferred income, net of current portion	108,887,500	125,491,879
Total liabilities	367,962,576	291,333,902
Commitments and contingencies (Note 7)
OWNERS’ EQUITY:
Paid-in capital	204,830,000	204,830,000
Additional paid-in capital	102,451,031	102,308,700
Accumulated deficit	(248,113,548)	(42,204,600)
Total owners’ equity	59,167,483	264,934,100
TOTAL LIABILITIES AND OWNERS’ EQUITY	427,130,059	556,268,002

See notes to financial statements.

Xurui Guangdian Co., Ltd.

Statements of Operations

Years ended August 31, 2012 and 2011

Currency: RMB

	Years Ended August 31,
	2012	(Unaudited) 2011
Revenues, net	5,308,149	2,247,277
Cost of revenues	69,698,483	23,152,224
Gross loss	(64,390,334)	(20,904,947)
Operating expenses:
Impairment losses for long-lived assets	115,199,305	—
Research and development	5,429,736	11,568,323
Selling, general and administrative	32,025,421	14,582,275
Total operating expenses	152,654,462	26,150,598
Loss from operations	(217,044,796)	(47,055,545)
Other income (expenses):
Interest income (expense), net	(11,191,407)	298,603
Other income, net	22,114,820	5,605,828
Foreign currency transaction gain, net	212,435	706,016
Total other income, net	11,135,848	6,610,447
Loss before income taxes	(205,908,948)	(40,445,098)
Income tax expense	—	—
Net loss	(205,908,948)	(40,445,098)

See notes to financial statements.

Xurui Guangdian Co., Ltd.

Statements of Equity and Comprehensive Loss

Years ended August 31, 2012 and 2011

Currency: RMB

	Pain-in capital	Additional pain-in capital	Accumulated Deficit	Total Equity
BALANCE—August 31, 2010 (unaudited)	204,830,000	102,308,700	(1,759,502)	305,379,198
Comprehensive loss (unaudited)	—	—	(40,445,098)	(40,445,098)
BALANCE—August 31, 2011 (unaudited)	204,830,000	102,308,700	(42,204,600)	264,934,100
Stock-based compensation	—	142,331	—	142,331
Comprehensive loss	—	—	(205,908,948)	(205,908,948)
BALANCE—August 31, 2012	204,830,000	102,451,031	(248,113,548)	59,167,483

See notes to financial statements.

Xurui Guangdian Co., Ltd.

Statements of Cash Flows

Years ended August 31, 2012 and 2011

Currency: RMB

	Years Ended August 31,
	2012	(Unaudited) 2011
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(205,908,948)	(40,445,098)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	42,900,639	13,373,667
Government grant realized	(23,383,497)	(5,739,939)
Stock-based compensation expense	142,331	—
Provisions for inventory write-downs	35,357,761	13,695,695
Impairment losses for long-lived assets	115,199,305	—
Loss on disposal of property, plant and equipment	1,132,497	—
Changes in operating assets and liabilities:
Accounts receivable, net	(84,077)	(1,054,574)
Inventories	(17,149,149)	(50,227,038)
Prepaid expenses and other	(661,992)	(56,443,659)
Accounts payable	(3,554,647)	15,436,261
Accrued expenses and other current liabilities	1,356,962	3,354,299
Deferred income-government grant	12,916,247	145,900,000
Net cash provided by (used in) operating activities	(41,736,568)	37,849,614
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment, including interest capitalized	(25,755,497)	(308,892,720)
Payments for development of intangible assets	(283,242)	(4,558,578)
Net cash used in investing activities	(26,038,739)	(313,451,298)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term bank loans	51,747,101	18,248,517
Payments on short-term bank loans	(19,995,618)	—
Proceeds from long-term bank loans	57,000,000	78,000,000
Net cash provided by financing activities	88,751,483	96,248,517
NET INCREASE (DECREASE) IN CASH	20,976,176	(179,353,167)
CASH—Beginning of year	58,648,910	238,002,077
CASH—End of year	79,625,086	58,648,910
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest, net of amounts capitalized	10,356,380	297,613
Cash paid for income taxes	—	—
NONCASH INVESTING AND FINANCING ACTIVITIES:
Accrual related to property, plant and equipment	34,464,948	35,001,217

See notes to financial statements.

Xurui Guangdian Co., Ltd.

Notes to Financial Statements

Years Ended August 31, 2012 and 2011 (Unaudited)

(Expressed in RMB unless otherwise stated)

1.  Company’s Background

Background — Xurui Guangdian Co., Ltd. (“Xurui Guangdian” or the “Company”) was established in Foshan, Guangdong Province, P.R.China on January 13, 2010 as a Sino-foreign joint venture enterprise. Xurui Guangdian develops, manufactures and sells LED chips. The Company’s customers are based mainly in China Mainland.

As of August 31, 2012, the Company’s registered capital, which was fully paid, amounted to RMB 204,830,000. The Company has six investors, namely SemiLEDs Corporation (“SemiLEDs”), Foshan Nationstar Optoelectronics Co., Ltd. (“Nationstar”), Zhejiang Shenghui Lighting Co., Ltd., Beijing Aieryidi Investment Co., Ltd, Lampower Photoelectric Co., Ltd, and Foshan Nanhai High-tech Industry Investment Co., Ltd., who owned 49%, 15%, 13%, 11%, 7%, 5% of the common shares in Xurui Guangdian as of August 31, 2012, respectively. Except for SemiLEDs, a Delaware corporation listed on the NASDAQ Global Select Market, the other investors are registered in P.R.China.

Going Concern — The accompany financial statements have been prepared assuming that the Company will continue as a going concern. The Company has incurred significant losses since its inception, including net losses of RMB 205.9 million and RMB 40.4 million during the years ended August 31, 2012 and 2011, respectively, had an accumulated deficit of RMB 248.1 million as of August 31, 2012, and in October 2012 defaulted on certain bank loans (see Note 13). These conditions along with other matters described in Note 13 raise substantial doubt about the Company’s ability to continue as a going concern. As further described in Note 3, management believes it will be able to identify sufficient cash flows to fund operations for the next 12 months. Sources of this anticipated cash flow include the issuance of new common shares to existing or new investors and short-term loans from shareholders, among others. The Company may also need to consider alternative financing sources, which may not be available when and if needed by the Company or on favorable terms.

2.  Summary of Significant Accounting Policies

Basis of Presentation — The Company’s financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include the collectibility of accounts receivable, inventory net realizable values, valuation of stock-based compensation expense, the useful lives of property, plant and equipment and intangible assets, and the recoverability of the carrying amounts of property, plant and equipment and intangible assets. Management bases its estimates on historical experience and also on assumptions that it believes are reasonable. Management assesses these estimates on a regular basis; however, actual results could differ materially from those estimates.

Certain Significant Risks and Uncertainties — The Company is subject to certain risks and uncertainties that could have a material and adverse effect on the Company’s future financial position or results of operations, which risks and uncertainties include, among others: inability of the Company to raise additional funds, inability of the Company to avoid bank seizure of the assets securing its loans and inability to attract new management to otherwise restructure its operations.  See Notes 1, 3 and 13.

Xurui Guangdian Co., Ltd.

Notes to Financial Statements (Continued)

Years Ended August 31, 2012 and 2011 (Unaudited)

(Expressed in RMB unless otherwise stated)

Concentration of Supply Risk — Some of the components and technologies used in the Company’s products are purchased and licensed from a limited number of sources. The loss of any of these suppliers may cause the Company to incur transition costs to another supplier, result in delays in the manufacturing and delivery of the Company’s products, or cause it to carry excess or obsolete inventory. The Company relies on a limited number of such suppliers for the fulfillment of its customer orders. Any failure of such suppliers to perform could have an adverse effect upon the Company’s reputation and its ability to distribute its products or satisfy customers’ orders, which could adversely affect the Company’s business, financial position, results of operations and cash flows.

Concentration of Credit Risk — Financial instruments that subject the Company to concentrations of credit risk consist primarily of cash and accounts receivable.

The Company keeps its cash in demand deposits. As of August 31, 2012 and 2011, cash of the Company consisted of the following:

Cash	August 31, 2012	(Unaudited) August 31, 2011
China:
Denominated in RMB	79,384,268	58,311,053
Denominated in U.S. dollars	240,818	337,857
Total cash	79,625,086	58,648,910

The Company’s revenues are substantially derived from the sales of LED chips. A significant portion of the Company’s revenues are derived from a limited number of customers and sales are concentrated in China Mainland. Management performs ongoing credit evaluations of its customers and generally does not require collateral on accounts receivable. Management evaluates the need to establish an allowance for doubtful accounts for estimated potential credit losses at each reporting period. The allowance for doubtful accounts is based on the management’s assessment of the collectibility of its customer accounts. Management regularly reviews the allowance by considering certain factors such as historical experience, industry data, credit quality, age of accounts receivable balances and current economic conditions that may affect a customer’s ability to pay.

Cash and Cash Equivalents — The Company considers all highly liquid investment instruments purchased with initial maturities of three months or less to be cash equivalents. As of August 31, 2012 and 2011, there was no cash equivalents held.

Foreign Currency — The Company uses RMB as its functional currency. Except for paid-in capital, foreign currency transactions are translated into RMB at the exchange rates stipulated by People’s Bank of China (the “stipulated exchange rates”) at transaction date. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into RMB at the stipulated exchange rates at the balance sheet date. Exchange differences arising from these translations are recognized as exchange gain or loss in the statements of operations.

Inventories — Inventories primarily consist of raw materials, work in process and finished goods and are stated at the lower of cost or market value. Cost is determined using a weighted average. For work in process and manufactured inventories, cost consists of raw materials, direct labor and an allocated portion of the Company’s production overhead. The Company also writes down excess and obsolete inventory to its estimated market value based upon estimations about future demand and market conditions as conditions warrant. Provisions for inventory write-downs are included in cost of revenues in the statements of operations. Once written down, inventories are carried at this lower cost basis until sold, used, or scrapped.

Property, Plant and Equipment — Property, plant and equipment are stated at cost less accumulated depreciation, amortization and impairment. Depreciation on property, plant and equipment is calculated using the straight-line method over the estimated useful lives, less estimated salvage values of the assets.

The estimated useful lives of property, plant and equipment are as follows:

Land use right	50 years
Buildings and improvements	20 years
Machinery and equipment	5 to 10 years
Other equipment	3 to 5 years

Xurui Guangdian Co., Ltd.

Notes to Financial Statements (Continued)

Years Ended August 31, 2012 and 2011 (Unaudited)

(Expressed in RMB unless otherwise stated)

Major Maintenance Activities — The Company incurs maintenance costs on its major equipment. Repair and maintenance costs are expensed as incurred.

Intangible Assets — Intangible assets consist of patents and computer software. Intangible assets are initially recognized at their respective acquisition costs. All of the Company’s intangible assets have been determined to have finite useful lives and are, therefore, amortized using the straight-line method over their estimated useful lives:

Patents	10 years
Computer software	3 years

Impairment of Long-Lived Assets — Management evaluates the Company’s long-lived assets, excluding goodwill, that consist of property, plant and equipment and intangible assets, for indicators of possible impairment when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Impairment exists if the carrying amounts of such assets exceed the estimates of future net undiscounted cash flows expected to be generated by such assets. Should impairment exist, the impairment loss is measured based on the excess carrying value of the asset over the estimated fair value of the asset. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values and third-party independent appraisers, as considered necessary and appropriate under circumstances.

Income Taxes — Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the asset and liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets are generally recognized for all deductible temporary differences and loss carry-forward to the extent that it is probable that taxable profits will be available against which those deductible temporary differences and loss carry-forward can be utilized.

Deferred tax assets and liabilities are measured using enacted tax rates expected to be applicable to the taxable income in the years in which those temporary differences and loss carry-forward are expected to be recovered, settled, or utilized. The effect of a change in tax rates on the Company’s deferred tax assets and liabilities is recognized in the statements of operations in the period the change in the tax law was enacted.

Government Grant — Government grants are not recognized until there is a reasonable assurance that the Company will comply with the conditions attached to them and the grants will be received.

Government grants whose primary condition is that the Company should purchase, construct or otherwise acquire non-current assets are recognized as deferred income in the balance sheet and transferred to profit or loss on a systematic and rational basis over the estimated useful lives of the related assets.

Other government grants are recognized as income over the periods necessary to match them with the costs for which they are intended to compensate, on a systematic basis. Government grants that are receivable as compensation for the expenses or losses already incurred or for the purpose of giving immediate financial support to the Company with no future related costs are recognized in profit or loss in the period in which they become receivable.

Stock-based Compensation — Compensation costs related to employee stock options are based on the fair value of the options on the date of grant, net of estimated forfeitures. The Company determines the grant date fair value of the options using the Black-Scholes option-pricing model. The related stock-based compensation expense is generally recognized on a straight-line basis over the period in which an employee is required to provide service in exchange for the options, or the vesting period of the respective options.

Research and Development Costs — Research and development costs are expensed as incurred. Research and development costs are presented as a separate line item in the statements of operations.

Revenue Recognition — The Company recognizes revenue on sales of its products when persuasive evidence of an arrangement exists, the price is fixed or determinable, ownership and risk of loss has transferred and collection of the sales proceeds is probable. The Company obtains written purchase authorizations from its customers as evidence of an arrangement and these authorizations generally provide for a specified amount of product at a fixed price. Generally, the Company considers delivery to have occurred at the time of shipment as this is generally when title and risk of loss for the products will pass to the customer.

Xurui Guangdian Co., Ltd.

Notes to Financial Statements (Continued)

Years Ended August 31, 2012 and 2011 (Unaudited)

(Expressed in RMB unless otherwise stated)

Accounts Receivable — Accounts receivable are recorded at invoiced amounts, net of allowances for doubtful accounts, and do not bear interest. The allowance for doubtful accounts is based on the management’s assessment of the collectability of its customer accounts. Management regularly reviews the allowance by considering certain factors such as historical experience, industry data, credit quality, age of accounts receivable balances and current economic conditions that may affect a customer’s ability to pay. Charges to bad debt expense were zero during both the years ended August 31, 2012 and 2011.

Commitments and Contingencies — Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recognized when it is probable that a liability has been incurred and the amount can be reasonably estimated.

Fair Value Measurements — The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•                          Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•                          Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•                          Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

See Note 12 for further details.

Recently Issued Accounting Standards Update

Presentation of comprehensive income — In June 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-05, “Presentation of Comprehensive Income.” ASU 2011-05 increases the prominence of other comprehensive income in the financial statements. Under ASU 2011-05, the Company will have the option to present the components of net income and comprehensive income in either one or two consecutive financial statements. ASU 2011-05 eliminates the option to present other comprehensive income in the statement of changes in equity. ASU 2011-05 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. When ASU 2011-05 is adopted, the Company will be required to apply ASU 2011-05 retrospectively. The Company has elected not to early adopt ASU 2011-05 and has not yet decided whether to present the components of net income and comprehensive income in one single financial statement or two consecutive financial statements when ASU 2011-05 is adopted. In December 2011, the FASB issued ASU No. 2011-12, “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05,” which defers the effective date to present separate line items on the statement of operations for reclassification adjustments of items out of accumulated other comprehensive income into net income. The deferral of the presentation requirements does not impact the effective date of other requirements in ASU 2011-05.

Xurui Guangdian Co., Ltd.

Notes to Financial Statements (Continued)

Years Ended August 31, 2012 and 2011 (Unaudited)

(Expressed in RMB unless otherwise stated)

3.  Management’s Future Plans

Due to the negative impact caused by economic and industry downturn in recent years, the Company has incurred net losses since its inception and has an accumulated deficit. The Company incurred a net loss of RMB 205.9 million during the year ended August 31, 2012 and, as of that date, the Company’s accumulated deficit was RMB 248.1 million. The Company has formulated a restructuring plan that contemplates the following actions designed to improve the Company’s operating performance and financial condition:

•                  Raise additional funds by issuing new common shares to improve liquidity to support the Company’s operations and to strengthen its financial position.

•                  Recruit a new management team to be comprised of technical and management professionals who would be charged with improving the Company’s profitability and operating performance.

The Company believes that the implementation of these actions would improve its operations and financial position in the future.

See also Note 13.

4.  Balance Sheet Components

Inventories

Inventories as of August 31, 2012 and 2011 consisted of the following:

	August 31, 2012	(Unaudited) August 31, 2011
Raw materials	11,894,673	19,944,270
Work in process	909,927	4,791,370
Finished goods	5,518,131	11,795,703
Total	18,322,731	36,531,343

Inventory write-downs to estimated net realizable values for the years ended August 31, 2012 and 2011 were RMB 35.4 million and RMB 13.7 million (unaudited), respectively.

Property, Plant and Equipment

Property, plant and equipment as of August 31, 2012 and 2011 consisted of the following:

		August 31, 2012	(Unaudited) August 31, 2011
	Land use right	22,917,497	22,917,497
	Buildings and improvements	92,883,101	89,742,317
	Machinery and equipment	295,475,533	204,351,751
	Other equipment	9,334,854	7,593,531
	Construction in progress	16,198,116	87,726,404
	Total property, plant and equipment	436,809,101	412,331,500
Less:	Accumulated depreciation and amortization	(55,426,366)	(13,874,988)
	Impairment losses	(114,647,712)	—
	Property, plant and equipment, net	266,735,023	398,456,512

Xurui Guangdian Co., Ltd.

Notes to Financial Statements (Continued)

Years Ended August 31, 2012 and 2011 (Unaudited)

(Expressed in RMB unless otherwise stated)

Land use right and buildings were deemed to have been pledged as collateral for the Company’s long-term bank loans as of August 31, 2012 and 2011 (unaudited) subject to the completion of required formalities. See Note 13 for further details.

In the fourth quarter of fiscal 2012, the Company carried out a review of the recovery of the carrying values of its property, plant and equipment. The review led to the recognition of an impairment loss of RMB 114.6 million on certain of its property, plant and equipment, that has been recognized in profit or loss during the year ended August 31, 2012, due to economic downturn as well as a less competitive position the Company has taken. The fair value of the relevant assets has been determined on the basis of the present value of estimated expected future cash flows for its long-lived assets and third-party independent appraisals. The discount rate used in measuring the present value of estimated expected future cash flows was 15%. No impairment loss was recognized during the year ended August 31, 2011 (unaudited).

Intangible Assets

Intangible assets as of August 31, 2012 and 2011 consisted of the following:

	August 31, 2012
	Weighted Average Amortization Period (Years)	Gross Carrying Amount	Accumulated Amortization	Impairment Losses	Net Carrying Amount
Patents	10	3,959,689	(527,959)	—	3,431,730
Computer software	3	882,131	(330,538)	(551,593)	—
Total		4,841,820	(858,497)	(551,593)	3,431,730

	(Unaudited) August 31, 2011
	Weighted Average Amortization Period (Years)	Gross Carrying Amount	Accumulated Amortization	Impairment Losses	Net Carrying Amount
Patents	10	3,959,689	(131,990)	—	3,827,699
Computer software	3	598,889	(64,771)	—	534,118
Total		4,558,578	(196,761)	—	4,361,817

Amortization expenses recognized for the years ended August 31, 2012 and 2011 were RMB 0.7 million and RMB 0.2 million (unaudited), respectively.

In the fourth quarter of fiscal 2012, the Company also performed a review of the recovery of the carrying value of its intangible assets. The review led to the recognition of an impairment loss of RMB 0.6 million, that has been recognized in profit or loss. The fair value of the intangible assets has been determined on the basis of the present value of estimated expected future cash flows for its long-lived assets. No impairment loss was recognized during the year ended August 31, 2011 (unaudited).

The estimated future amortization expense for the Company’s intangible assets as of August 31, 2012 was as follows:

Years Ending August 31,	Total
2013	395,969
2014	395,969
2015	395,969
2016	395,969
2017	395,969
Thereafter	1,451,885
Total	3,431,730

Xurui Guangdian Co., Ltd.

Notes to Financial Statements (Continued)

Years Ended August 31, 2012 and 2011 (Unaudited)

(Expressed in RMB unless otherwise stated)

Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities as of August 31, 2012 and 2011 consisted of the following:

	August 31, 2012	(Unaudited) August 31, 2011
Accrued compensation and benefits	872,920	1,551,741
Accrued interest payable	2,647,261	1,116,216
Private loans	1,200,000	—
Other liabilities	1,760,992	1,377,859
Total	6,481,173	4,045,816

5.  Deferred Income

In July 2010 and October 2010, the Company received government grants of RMB 11.0 million and RMB 12.0 million (unaudited), respectively, as subsidies for the acquisition of land use right and construction of manufacturing facilities. The government grants were initially deferred and are realized and recognized in other income over the estimated useful life of the land use right and buildings. For the years ended August 31, 2012 and 2011, the Company recognized RMB 1.2 million and RMB 0.5 million (unaudited), respectively, in other income.

In July 2010, April 2011 and August 2011, the Company received government grants of RMB 77.0 million, RMB 21.0 million and RMB 12.0 million, respectively, as subsidies for the acquisition of 11 sets of MOCVD equipment. The government grants were initially deferred and are realized and recognized in other income over the estimated useful life of the MOCVD equipment. For the years ended August 31, 2012 and 2011, the Company recognized RMB 8.1 million and RMB 2.3 million (unaudited), respectively, in other income.

From December 2010 to November 2011, the Company received a government grant that totaled RMB 16.3 million as a subsidy for the support of various research and development projects. The government grant was initially deferred and is realized and recognized in other income in the same period when qualifying expenditures are made. For the years ended August 31, 2012 and 2011, the Company recognized RMB 6.8 million and RMB 3.0 million (unaudited), respectively, in other income.

From January 2012 to August 2012, the Company received a government grant that totaled RMB 9.5 million as a subsidy for payments on interest expense of bank loans. The total income of RMB 9.5 million was initially deferred and is realized and recognized in other income in the same period as the relevant expense. For the year ended August 31, 2012, the Company recognized RMB 7.3 million in other income.

6.  Indebtedness

Short-term bank loans

During the years ended August 31, 2012 and 2011, the Company utilized short-term lines of credit with certain banks to fulfill its short-term financing needs. Total outstanding balances of the lines of credit were RMB 50,000,000 and RMB 18,248,517 (unaudited) as of August 31, 2012 and 2011, respectively. These lines of credit had maturity dates of three to twelve months from the date of draw down, and bore fixed or floating interest rates ranging from 3.752% to 7.872% per annum as of August 31, 2012 and 2011, respectively. Unused lines of credit were RMB 135.0 million and RMB 281.8 million (unaudited) as of August 31, 2012 and 2011, respectively.

Xurui Guangdian Co., Ltd.

Notes to Financial Statements (Continued)

Years Ended August 31, 2012 and 2011 (Unaudited)

(Expressed in RMB unless otherwise stated)

Long-term bank loans

Long-term bank loans as of August 31, 2012 and 2011 consisted of the following loans with a Shanghai Pudong Development Bank (“SPD Bank”):

	August 31, 2012	(Unaudited) August 31, 2011
Secured loan due on May 16, 2016, with interest rate of 7.98% in fiscal 2012 and 2011	30,000,000	30,000,000
Secured loan due on June 20, 2016, with interest rate of 7.98% in fiscal 2012 and 2011	23,000,000	23,000,000
Secured loan due on December 11, 2016, with interest rate of 8.28% in fiscal 2012	10,000,000	—
Secured loan due on June 27, 2017, with interest rate of 7.98% in fiscal 2012	47,000,000	—
Secured loan due on August 14, 2016, with interest rate of 7.98% in fiscal 2012 and 2011	25,000,000	25,000,000
Total long-term bank loans	135,000,000	78,000,000
Less: Current installments	—	—
Total long-term bank loans, excluding current installments	135,000,000	78,000,000

These long-term bank loans are secured by the Company’s land use right and buildings. These long-term bank loans do not contain financial covenants; however, these loans are subject to acceleration upon the occurrence of an event of default, which includes, among others, failure to pay other indebtedness. See Notes 4 and 13 for further details.

No interest was capitalized during the years ended August 31, 2012 and 2011 (unaudited).

The scheduled principal payments for the Company’s long-term bank loans as of August 31, 2012 consist of the following:

Years Ending August 31,	Scheduled Principal Payments
2013	—
2014	—
2015	—
2016	78,000,000
2017	57,000,000
Thereafter	—
Total	135,000,000

7.  Commitments and Contingencies

Operating Lease Agreement—The Company has an operating lease with an unrelated party for industrial gas equipment, which is non-cancellable and is due to expire in June 2016. Lease expense related to the non-cancellable operating lease was RMB 560,000 during the year ended August 31, 2012. The aggregate future non-cancellable minimum rental payments for the Company’s operating lease as of August 31, 2012 consisted of the following:

Years Ending August 31,	Operating Leases
2013	1,184,000
2014	1,281,680
2015	1,322,520
2016	1,102,100
2017	—
Thereafter	—
Total	4,890,300

Purchase Obligations—The Company had purchase commitments for property, plant and equipment in the amount of RMB 1.0 million and RMB 47.8 million (unaudited) as of August 31, 2012 and 2011, respectively.

Xurui Guangdian Co., Ltd.

Notes to Financial Statements (Continued)

Years Ended August 31, 2012 and 2011 (Unaudited)

(Expressed in RMB unless otherwise stated)

8.  Capital Contribution

The shareholders’ ownership interests as of August 31, 2012 were as follows:

Shareholders	Paid-in Capital	Additional paid-in Capital	Percentage
SemiLEDs	100,370,000	—	49%
Nationstar	30,725,000	34,104,750	15%
Zhejiang Shenghui Lighting Co., Ltd.	26,625,000	29,553,750	13%
Beijing Aieryidi Investment Co., Ltd.	22,530,000	11,366,400	11%
Lampower Photoelectric Co., Ltd.	14,340,000	15,917,400	7%
Foshan Nanhai High-tech Industry Investment Co., Ltd.	10,240,000	11,366,400	5%
Stock-based compensation for employees	—	142,331	—
Total	204,830,000	102,451,031	100%

9.  Income Taxes

The statutory enterprise income tax rate in China is 25%.

Income tax expense differed from the amounts computed by applying the statutory enterprise income tax rate in China of 25% to pretax loss for the years ended August 31, 2012 and 2011 as a result of the following:

	Year ended August 31, 2012
	2012	(Unaudited) 2011
Computed “expected” income tax benefit	(51,477,237)	(10,111,275)
Valuation allowance and other	51,477,237	10,111,275
Income tax expense	—	—

Net deferred tax assets as of August 31, 2012 and 2011 consisted of the following:

	August 31, 2012	(Unaudited) August 31, 2011
Deferred tax assets:
Inventories, primarily due to inventory obsolescence and lower of cost or market provisions	10,903,729	3,423,924
Property, plant and equipment, due to lower of carrying amount or fair value	28,661,928	—
Intangible assets, due to lower of carrying amount or fair value	137,898	—
Stock-based compensation	35,583	—
Net operating loss carryforwards	22,286,757	7,124,856
Total gross deferred tax assets	62,025,895	10,548,780
Less: Valuation allowance	(62,025,895)	(10,548,780)
Net deferred tax assets	—	—

A valuation allowance is provided when it is more likely than not that the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and tax loss carry-forwards utilizable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The Company established full valuation allowances which offset the net deferred tax assets as of both August 31, 2012 and 2011 due to the uncertainty of realizing future tax benefits from its net operating loss carry-forwards and other deferred tax assets.

As of August 31, 2012, the Company had net operating loss carry-forwards of RMB 89,147,028, expiring beginning in 2015.

As of August 31, 2012 and 2011, the Company determined that it had no uncertain tax positions.

Xurui Guangdian Co., Ltd.

Notes to Financial Statements (Continued)

Years Ended August 31, 2012 and 2011 (Unaudited)

(Expressed in RMB unless otherwise stated)

10.  Related-Party Transactions

The following material related-party transactions were reported in the Company’s statements of operations during the years ended August 31, 2012 and 2011 (in thousand):

		Years Ended August 31
Related Parties	Transactions	2012	(Unaudited) 2011
SemiLEDs and subsidiaries	Purchases of goods(1)	2,213	3,906
SemiLEDs and subsidiaries	Sales of goods(2)	324	—
SemiLEDs and subsidiaries	Receiving of services(3)	257	1,970
Nationstar	Sales of goods(2)	—	1,500

(1)   The Company purchased products from related parties pursuant to standard sale orders.

(2)   The Company sold products to related parties pursuant to standard purchase orders.

(3)   Service fees were negotiated on an arm’s length basis.

In fiscal 2012, the Company purchased equipment from SemiLEDs’ subsidiary for total consideration of USD 243,540.

Amounts receivable from and payable to related parties for transactions described above as of August 31, 2012 and 2011 were as follows:

	August 31, 2012	(Unaudited) August 31, 2011
Accounts receivable from related parties:
SemiLEDs and subsidiaries	413,422	29,400
Nationstar	—	1,500
Zhejiang Shenghui Lighting Co., Ltd.	—	575,689
Total	413,422	606,589

Accounts payable to related parties:
SemiLEDs and subsidiaries	9,692,077	5,056,998

Xurui Guangdian Co., Ltd.

Notes to Financial Statements (Continued)

Years Ended August 31, 2012 and 2011 (Unaudited)

(Expressed in RMB unless otherwise stated)

11.  Product and Geographic Information

Revenues by products for the years ended August 31, 2012 and 2011 were as follows:

	Years Ended August 31,
	2012	(Unaudited) 2011
LED chips	3,103,755	1,977,290
LED components	949	590
Lighting products	191,880	269,397
Others	2,011,565	—
Total	5,308,149	2,247,277

Others include primarily revenues attributable to the sale of scraps of gold.

Revenues by geography are based on the billing address of the customer. The following table sets forth revenue by geographic area for the years ended August 31, 2012 and 2011:

	Years Ended August 31,
	2012	(Unaudited) 2011
China Mainland	5,308,149	1,963,203
Hong Kong	—	284,074
Total	5,308,149	2,247,277

Long-Lived Assets

All of the Company’s long-lived assets are located in P.R.China.

12.  Fair Value Measurements

The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments at August 31, 2012 and 2011. Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

	August 31, 2012		(Unaudited) August 31, 2011
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash	79,625,086	79,625,086	58,648,910	58,648,910
Receivables (including related parties)	1,138,651	1,138,651	1,054,574	1,054,574
Other assets (non-derivatives)	56,738,474	56,738,474	51,469,409	51,469,409
Financial liabilities:
Short-term bank loans	50,000,000	50,000,000	18,248,517	18,248,517
Payables (including related parties)	46,788,592	46,788,592	50,879,508	50,879,508
Long-term bank loans (including current installments)	135,000,000	135,000,000	78,000,000	78,000,000

The fair values of the financial instruments shown in the above table as of August 31, 2012 and 2011 represent the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects management’s own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by management based on the best information available in the circumstances, including expected cash flows and appropriately risk-adjusted discount rates, available observable and unobservable inputs.

Xurui Guangdian Co., Ltd.

Notes to Financial Statements (Continued)

Years Ended August 31, 2012 and 2011 (Unaudited)

(Expressed in RMB unless otherwise stated)

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

•              Cash, receivables and payables (including related parties), and short-term bank loans: The carrying amounts, at face value or cost plus accrued interest, approximate fair value because of the short maturity of these instruments.

•              Other assets (non-derivatives) include value-added tax (“VAT”) deductible and refundable deposits. The fair values of VAT deductible and refundable deposits are based on the carrying amount.

•              Long-term bank loans: The fair value of the Company’s long-term bank loans is estimated based on the prevailing market rate adjusted by the Company’s credit spread.

The following table presents fair value measurements of assets and liabilities that were measured at fair value on a nonrecurring basis as of August 31, 2012:

	August 31, 2012	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total losses
Property, plant and equipment	309,675,116	—	—	309,675,116	114,647,712
Intangible assets	3,431,730	—	—	3,431,730	551,593

The Company’s financial statements as of and for the year ended August 31, 2011 did not include any nonrecurring fair value measurements relating to assets or liabilities (unaudited).

13.  Subsequent Events

In September 2012, the required formalities associated with the pledging of the Company’s land use right and buildings as collateral to secure the long-term bank loans totaling RMB 135.0 million from SPD Bank were completed.

In October 2012, the Company defaulted on an unsecured short-term bank loan of RMB 15.0 million due to the Agricultural Bank of China. The Agricultural Bank of China has made a demand for payment and recently obtained a court order to seize certain of the Company’s assets. Such default caused SPD Bank in November 2012 to accelerate the maturity of SPD Bank’s long-term secured bank loans to the Company and to demand payment of the outstanding balances of RMB 135.0 million. The assets pledged as collateral, including the land use right and buildings, and/or other assets may be seized by the banks. SPD Bank has already offset RMB 25.0 million of the Company’s cash deposited with it against the amounts due and demanded the Company’s pledge of additional collateral.

During October and November 2012, representatives of the Company’s shareholders held several meetings regarding the restructuring of the Company, which would include raising additional funds by issuing new common shares to improve liquidity to support the Company’s operations and to strengthen its financial position. Under restructuring plans discussed on October 30, 2012, interested shareholders would inject new funds to increase the Company’s registered capital to meet the Company’s operational needs and to strengthen its financial position. These restructuring plans also contemplated recruiting a new management team, to be comprised of technical and management professionals who would be charged with improving the Company’s profitability and operating performance. As a form of incentive, the new management team would be entitled to certain share-based awards that would vest upon the achievement of certain performance conditions, as determined by the shareholders of the Company. See Note 3.

Followed a meeting of representatives of the Company’s shareholders on November 19, 2012, management of the Company determined that it was probable that shareholders would fail to agree to a restructuring plans for the Company, as one of the shareholders needed more time to evaluate the restructuring of the Company. The restructuring discussions among shareholders are still ongoing. The restructuring plans have not been finalized and no assurance can be given that finalization is probable.